SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Clearwire Corporation

(Name of Issuer)

Class A Common Stock

(Title of Series of Securities)

185385 30 9

(CUSIP number)

D. Bruce Sewell

Senior Vice President and General Counsel

Cary I. Klafter

Corporate Secretary

Intel Corporation

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(408) 765-8080

Copy to:

Gregory T. Davidson

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, California 94303-1125

(650) 849-5300

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

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(Page 1 of 16 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 185385 30 9	13D

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intel Corporation 94-1672743
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 36,759,999
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 36,759,999
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,759,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14		TYPE OF REPORTING PERSON* CO

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Clearwire Corporation, a Delaware corporation (“Clearwire”). The address of the principal executive office of Clearwire is 4400 Carillon Point, Kirkland, WA 98033.

Item 2. Identity and Background

(a) – (c) and (f)

This Statement is being filed by Intel Corporation, a Delaware corporation (“Reporting Person”). The address of the principal executive office of the Reporting Person is 2200 Mission College Boulevard, Santa Clara, California 95054-1549. The Reporting Person is the world’s largest semiconductor chip maker, based on revenue, focused on developing advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Person are listed on Schedule A attached hereto.

(d) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to its knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person filed a Schedule 13G on February 13, 2008 reporting its beneficial ownership of the Common Stock reported on the cover page of this Statement. This Statement is filed to report that, as a result of the agreements described in Item 4 as they relate to the Common Stock of Clearwire, the Reporting Person may be deemed a member of a “group” as defined in Section 13(d)(3) of the Act and the rules thereunder.

Item 4.	Purpose of Transaction

The Transaction Agreement

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On May 7, 2008, Clearwire, Sprint Nextel Corporation (“Sprint”), the Reporting Person, Comcast Corporation (“Comcast”), Time Warner Cable Inc. (“TWC”), Google Inc. (“Google”) and Bright House Networks (“BHN” and, together with the Reporting Person, Comcast, TWC and Google, the “Investors”) entered into the Transaction Agreement and Plan of Merger dated as of May 7, 2008 (the “Transaction Agreement”) with respect to a proposed transaction pursuant to which (i) Clearwire would merge with and into its wholly-owned indirect limited liability company subsidiary (“Newco LLC”) and its existing stockholders would receive shares of a parent holding company (“Newco”) of such subsidiary (the “Merger”) and (ii) following the Merger, Sprint would contribute its fourth generation wireless network assets and business to Newco LLC (the “Contribution”). Newco would continue to use the name Clearwire Corporation following the Merger and the Contribution.

In accordance with the provisions of the Transaction Agreement, immediately following the Merger and the Contribution, the Investors have agreed to invest up to $3.2 billion into Newco or Newco LLC. The $3.2 billion investment amount would be comprised of $1.05 billion from Comcast, $1.0 billion from the Reporting Person, $550 million from TWC, $500 million from Google and $100 million from BHN. The number of shares of Newco Class A Common Stock, Newco Class B Common Stock and non-voting equity interests in Newco LLC, as applicable, that Comcast, TWC, BHN, Google and the Reporting Person will receive pursuant to the Transaction Agreement will initially be based upon a $20.00 per share purchase price, but is subject to post-closing adjustment based upon the trading prices of Newco Class A Common Stock on the NASDAQ Stock Market over 15 randomly selected trading days during the 30-trading day period ending on the 90th day after the closing date. Upon completion of the proposed transactions, Sprint would beneficially own approximately 51 percent, the Reporting Person would beneficially own approximately 12 percent (including amounts from prior investments), Comcast, TWC, Google and BHN collectively would beneficially own approximately 15 percent and the other existing holders of Clearwire common stock would own approximately 22 percent in Newco on a fully diluted basis assuming the adjustment described above is based on a $20 per-share Newco stock price and assuming no issuance of new equity securities of Clearwire (or securities convertible into or exchangeable for equity securities of Clearwire) prior to the completion of the Transaction Agreement and transactions contemplated thereby (the “Transactions”). The Reporting Person would have the right to nominate one director to Newco’s 13-member Board of Directors.

In connection with the Reporting Person’s investment in Newco or Newco LLC and upon consummation of the transactions described in the Transaction Agreement, the Reporting Person would enter into a commercial agreement that contains provisions, among other things, requiring it to work with OEMs (original equipment manufacturers) to embed WiMAX chipsets into Intel® Centrino 2® processor technology-based laptops and other Intel-based mobile Internet devices, and market Newco LLC’s service in association with the Intel’s performance notebook PC brand. Intel would also have an option to become a mobile virtual network operator to resell Newco LLC’s mobile WiMAX service.

The Transactions are subject to various closing conditions, including (a) approval by Clearwire’s stockholders, (b) the accuracy of representations and warranties and compliance with covenants, (c) the maintenance by Sprint and Clearwire of a minimum number of MHz-POPs coverage from

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their respective and combined spectrum holdings, (d) the effectiveness of a registration statement relating to the registration of the Newco Class A Common Stock, (e) the consent or refinancing of Clearwire’s debt under its credit agreements, (f) receipt of regulatory approvals, including approval by the Federal Communications Commission and expiration or termination of the applicable Hart-Scott-Rodino waiting period, in each case, without the imposition of a “burdensome condition” (as defined in the Transaction Agreement), (g) no material adverse changes to Clearwire’s assets or business, and (h) no material adverse change in Sprint’s 4G assets or business.

Intel Voting Agreement

On May 7, 2008, the Reporting Person entered into a voting agreement (the “Intel Voting Agreement”) with Clearwire, Sprint and the other Investors with respect to the shares of Class A Common Stock and Class B Common Stock beneficially owned by Intel Capital Corporation, a Delaware corporation wholly-owned by the Reporting Person (“Intel Capital”) and Intel Capital (Cayman) Corporation, a Cayman Islands company wholly-owned by the Reporting Person (“Intel Cayman,” and collectively, the “Intel Stockholders” and individually, an “Intel Stockholder”).

As of May 7, 2008, Intel Cayman beneficially owned (within the meaning of Rule 13d-3 under the Act) 3,333,333 shares of Class A Common Stock and Intel Capital beneficially owned (within the meaning of Rule 13d-3 under the Act) 23,427,601 shares of Class A Common Stock and 9,905,732 shares of Class B Common Stock (collectively, the “Intel Subject Shares”), which collectively represent 29.8% of the total voting power of Clearwire on May 7, 2008 based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that at the Clearwire Stockholder Meeting, or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in connection with any written consent or other vote of Clearwire’s stockholders with respect to the Transactions, each Intel Stockholder will vote in favor of the approval of the Transactions a number of the Intel Subject Shares owned as of the record date with respect to the Clearwire Stockholder Meeting representing the Allocated Percentage of the total voting power as of the record date of all of the Intel Subject Shares owned as of the record date. “Allocated Percentage” is defined as the percentage determined by dividing (i) the number of votes cast in favor of the approval of the Merger and the approval and adoption of the Transaction Agreement by (ii) the total number of votes cast in those matters (excluding for the purposes of this calculation all abstentions, votes cast by an Intel Stockholder and any of its affiliates, votes cast by Eagle River Holdings, LLC, a Washington limited liability company (“ERH”) and any of its affiliates and votes cast by any director or executive officer of Sprint (as specified in Item 401 of Regulation S-K of Securities Act of 1933, as amended)). However, these voting obligations apply only if an Independent Majority has voted in favor of or consented to or approved the Transactions. If an Independent Majority has voted against or has not consented to or has not approved the Transactions, then pursuant to the Intel Voting Agreement, each Intel Stockholder will vote the Intel Subject Shares against or otherwise refrain from consenting to or approving the Transactions. “Independent Majority” is defined as a majority of the votes cast at the applicable Clearwire Stockholder Meeting or shares voted pursuant to a written consent (excluding for the purposes of this calculation all abstentions, votes

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cast by an Intel Stockholder and any of its affiliates, votes cast by ERH and any of its affiliates and votes cast by any director or executive officer of Clearwire (as specified in Item 401 of Regulation S-K of the Securities Act of 1933, as amended)). Each Intel Stockholder may transfer Intel Subject Shares without restriction.

Pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that it will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of Clearwire to cause stockholders of Clearwire not to vote to approve and adopt the Transaction Agreement; and pursuant to the Intel Voting Agreement, each Intel Stockholder agreed that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of the Intel Stockholder not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information related thereto to any person other than the parties to the Transactions.

The Intel Voting Agreement will terminate (i) on the earliest of: (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) provided that the Clearwire Stockholder Meeting will have concluded, the failure of the stockholders of Clearwire to approve and adopt the Transactions at the Clearwire Stockholder Meeting, (C) May 7, 2009, (D) the termination of the Transaction Agreement, or (ii) at any time on written agreement of each of Sprint, Clearwire and three of the following four persons: Comcast, TWC, BHN and Google.

ERH Voting Agreement

Concurrently with the execution and delivery of the Transaction Agreement, ERH entered into a voting agreement with Clearwire, Sprint and the Investors (the “ERH Voting Agreement”) with respect to the shares of Class A Common Stock and Class B Common Stock (in each case, as defined below) beneficially owned by ERH.

Pursuant to the ERH Voting Agreement, ERH represented that as of May 7, 2008 it beneficially owned (within the meaning of Rule 13d-3 under the Act) 17,232,005 shares of Class A Common Stock and 18,690,953 shares of Class B Common Stock (the “ERH Subject Shares”), which collectively represent approximately 48.4% of the total voting power of Clearwire on May 7, 2008 based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 2008. Pursuant to the ERH Voting Agreement, ERH agreed that at the Clearwire Stockholder Meeting (as defined in the Transaction Agreement), or at any adjournment, postponement or continuation of the Clearwire Stockholder Meeting, or in any other circumstances occurring before the Clearwire Stockholder Meeting upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Transaction Agreement or any Acquisition Proposal (as defined in the Transaction Agreement) is sought, ERH will vote in favor of approval of the Merger and the approval and adoption of the Transaction Agreement a number of the ERH Subject Shares constituting not less than 40% of the total voting power of all capital stock of Clearwire outstanding as of May 7, 2008 (on a non-

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fully diluted basis) that is entitled to vote on that matter (the “Voting Share Amount”), provided that the Voting Share Amount will be automatically reduced from 40% to 25% of such total voting power under certain circumstances (described below). Except with the written consent (which may be withheld by each in its sole discretion) of Sprint, Clearwire and four of the following five persons: Comcast, TWC, BHN, Google or the Reporting Person, ERH will also vote the Voting Share Amount against any Acquisition Proposal.

The ERH Voting Agreement provides that ERH, subject to the exceptions described below, will not transfer or convert any of the ERH Subject Shares, grant any proxies (other than the Clearwire proxy card in connection with the Clearwire Stockholder Meeting), deposit any ERH Subject Shares into any voting trust or enter into any voting agreement with respect to any of the ERH Subject Shares. ERH may, however, distribute its ERH Subject Shares to any of its members provided that each such member agrees in writing to be bound by and comply with the terms of the ERH Voting Agreement. Furthermore, ERH and any of its members may transfer the ERH Subject Shares so long as the ERH Subject Shares retained collectively by ERH and all of its members after the transfer constitute at least the applicable Voting Share Amount then in effect, unless a transfer is made by a member of ERH for estate planning purposes and such member retains direct or indirect sole voting control over such ERH Subject Shares through the date of the Clearwire Stockholder Meeting.

The ERH Voting Agreement further provides that, subject to certain limited exceptions, ERH will not, nor will it permit any affiliate controlled by it to make, directly or indirectly, a solicitation of proxies or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of capital stock of Clearwire intended to facilitate an Acquisition Proposal or to cause stockholders of Clearwire not to vote to approve and adopt the Transaction Agreement. ERH agreed in the ERH Voting Agreement that it will not, and will direct any investment banker, attorney, agent or other adviser or representative of ERH not to, directly or indirectly, through any officer, director, agent or otherwise, enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to any persons, other than the parties to the Transaction Agreement, relating to any Acquisition Proposal.

The ERH Voting Agreement will terminate (i) on the earliest of: (A) the approval and adoption of the Transaction Agreement at the Clearwire Stockholder Meeting, (B) termination of the Transaction Agreement, unless the termination is effected pursuant to certain sections of the Transaction Agreement in connection with an Adverse Recommendation Change (as defined in the Transaction Agreement) by the Clearwire’s board of directors as a result of a Superior Proposal (as defined by the Transaction Agreement), (C) six months after termination of the Transaction Agreement under certain sections of the Transaction Agreement as a result of a Superior Proposal, or (ii) at any time on written agreement of each of Sprint, Clearwire and four of the following five persons: Comcast, TWC, BHN, Google and Intel. If the Transaction Agreement is terminated but the ERH Voting Agreement remains in effect pursuant to subsection (C) above, the Voting Share Amount will be automatically reduced from 40% to 25% of the total voting power of all capital stock of the Clearwire outstanding as of May 7, 2008 (on a non-fully diluted basis).

___________________________

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The Transaction Agreement, the Intel Voting Agreement and the ERH Voting Agreement are filed as Exhibits 1, 2 and 3, respectively, and the foregoing description is qualified by reference to such agreements.

Except as set forth above, the Reporting Person has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) The Reporting Person does not directly own the Common Stock of the Company. By reason of the provisions of Rule 13d-3 under the Act, the Reporting Person is deemed to beneficially own and to share voting and investment power with respect to 36,759,999 shares of the Common Stock that are beneficially owned as follows: 23,427,601 Class A shares of Common Stock and 9,905,732 shares of Class B Common Stock by Intel Capital; 3,333,333 Class A shares of Common Stock by Intel Cayman; and warrants exercisable for 93,333 Class A shares of Common Stock by Middlefield Ventures, Inc., a wholly-owned subsidiary of the Reporting Person.

As of the filing date of this Statement, as a result of the Intel Voting Agreement and the ERH Voting Agreement, the Reporting person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to 72,589,624 shares of Class A Common Stock. This number includes 17,232,005 shares of Class A Common Stock held by ERH and 18,690,953 shares of Class A Common Stock issuable upon conversion of 18,690,953 shares of Class B Common Stock held by ERH. As of the filing date of this Statement, as a result of the Intel Voting Agreement, Intel Capital and Intel Cayman may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to 36,666,666 shares of Class A Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Intel Stockholder that it is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock subject to the ERH Voting Agreement for purposes of Section 13(d) of the Act, or for any other purpose, and each Intel Stockholder hereby expressly disclaims beneficial ownership of and expressly disclaims any pecuniary interest in such shares.

As a result of the agreements described in Item 4 as they relate to the Common Stock of Clearwire, the Reporting Person may be deemed a member of a “group” as defined in Section 13(d)(3) of the Act and the rules thereunder, together with ERH and the other Investors. Information as to the beneficial ownership of Common Stock by ERH is set forth in a Schedule 13D/A filed by ERH on May 19, 2008. In addition, Newhouse Broadcasting Corporation, a New York corporation, may be deemed to beneficially own any shares deemed to be beneficially owned by BHN because of its indirect interest in BHN. Based upon representations in the Transaction Agreement and information set forth in a Schedule 13D filed on May 19, 2008 by Sprint and the other Investors, none of Sprint, Comcast, TWC, Google, and BHN beneficially owns any Common Stock of Clearwire, other than shares that may be attributed to them as a result of the agreements described in Item 4.

(b) The responses of the Reporting Person set forth in Item 5(a) of this Statement are incorporated herein by reference.

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(c) Neither the Reporting Person nor, to its knowledge, any person listed on Schedule A or named in Item 5(a), has effected any transaction in the Class A Common Stock during the past sixty days.

(d) Not applicable.
(e) Not applicable.

To the knowledge of the Reporting Person and except as described in this Item 5, none of the persons listed on Schedule A beneficially owns any shares of the Common Stock. By virtue of their relationships with the Reporting Person, one or more of such persons may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Person. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the persons listed on Schedule A that he or she is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Clearwire, ERH, Intel Capital, and Intel Cayman are parties to a voting agreement dated August 29, 2006. Under the voting agreement the parties have agreed that ERH, the Intel Stockholders, and any person or entity to whom ERH or the Intel Stockholders transfer their respective shares of capital stock, as well as any person or entity to whom Clearwire issues and sells shares of Class B common stock or securities convertible into or exchangeable for Class B common stock, must vote its shares in any election of the Clearwire’s directors as may be necessary to elect as director or directors two individuals designated by Intel Capital so long as Intel Capital and Intel Cayman, and their respective affiliates, hold at least 15% of Clearwire’s outstanding stock, one individual designated by Intel Capital so long as Intel Capital and Intel Cayman, and their respective affiliates, hold at least 7.5% but less than 15% of Clearwire’s outstanding stock, and four individuals designated by ERH.

Clearwire, Intel Cayman, and Motorola, Inc. (“Motorola”) are parties to an investor rights agreement dated August 29, 2006 that, among other things, grants the following rights to Intel Capital and Motorola: (a) demand registration rights, pursuant to which, six months after the effectiveness of the registration statement for Clearwire Class A Common Stock, which was declared effective on March 7, 2007, each of Intel Capital and Motorola have the right to effect one demand registration of Clearwire Class A Common Stock, including Clearwire Class A Common Stock issuable upon conversion of our Class B common stock, held by them at the time of such demand; (b) “piggyback” registration rights with respect to Clearwire Class A Common Stock, including Clearwire Class A Common Stock issuable upon conversion of Clearwire Class B Common Stock, as applicable, subject to standard cutback provisions imposed by underwriters; and (c) the right to demand that Clearwire effect a registration with respect to all or a part of their securities upon Clearwire becoming eligible to file on Form S-3. Unlike in Clearwire’s registration rights agreement, there is no 90 day waiting period for such demand.

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The foregoing voting agreement and investor rights agreement are filed as Exhibits 4 and 5, respectively, and the foregoing description is qualified by reference to such agreements.

Item 7.	Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION
1

Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC is incorporated by reference from Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

2

Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation is incorporated by reference from Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

3

Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation and Eagle River Holdings LLC is incorporated by reference from Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

4

Voting Agreement made and entered into as of August 29, 2006 by and among Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC is incorporated by reference from Exhibit 9.1 of Clearwire Corporation’s Amendment No. 1 to Form S-1 filed on January 8, 2007.

5

Investor Rights Agreement dated as of August 29, 2006 by and among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc. is incorporated by reference from Exhibit 4.6 of Clearwire Corporation’s Amendment No. 5 to Form S-1 filed on March 7, 2007.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 19, 2008	INTEL CORPORATION
	By:	/s/ D. Bruce Sewell
D. Bruce Sewell
Senior Vice President
General Counsel

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SCHEDULE A

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Craig R. Barrett	Chairman of the Board	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Paul S. Otellini	President and Chief Executive Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Andy D. Bryant	Executive Vice President Finance and Enterprise Services Chief Administrative Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Sean M. Maloney	Executive Vice President General Manager, Sales and Marketing Group, Chief Sales and Marketing Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.K.

David Perlmutter	Executive Vice President General Manager, Mobility Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	Israel

Arvind Sodhani	Executive Vice President President, Intel Capital	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A

Robert J. Baker	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

Patrick P. Gelsinger	Senior Vice President General Manager, Digital Enterprise Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

William M. Holt	Senior Vice President General Manager, Technology and Manufacturing Group	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

D. Bruce Sewell	Senior Vice President General Counsel	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A

Stacy J. Smith	Vice President Chief Financial Officer	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A.

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NON-EMPLOYEE DIRECTORS OF INTEL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the non-employee directors of the Reporting Person are as set forth below.

	Present Principal Occupation	Present Business
Name	or Employment	Address	Citizenship
Charlene Barshefsky	Senior International Partner, Wilmer Cutler Pickering Hale & Dorr LLP	1875 Pennsylvania Avenue, NW Washington, DC 20006	U.S.A

Carol Bartz	Executive Chairman of the Board Autodesk, Inc.	111 McInnis Parkway San Rafael, California 94903	U.S.A.

Susan L. Decker	President, Yahoo! Inc.	701 First Avenue Sunnyvale, CA 94089	U.S.A

D. James Guzy	Chairman, SRC Computers, Inc.	4240 North Nevada Avenue Colorado Springs, CO 80907	U.S.A

Reed E. Hundt	Principal, Charles Ross Partners, LLC	1909 K Street NW, Suite 820 Washington, DC 20006	U.S.A

James D. Plummer	John M. Fluke Professor of Electrical Engineering; Frederick E. Terman Dean of the School of Engineering, Stanford University	Stanford University Terman 214, Mail Code 4027 Stanford, CA 94305	U.S.A

David S. Pottruck	Chairman and Chief Executive Officer, Red Eagle Ventures, Inc.	One California Street Suite 2630 San Francisco, CA 94111	U.S.A

Jane E. Shaw	Retired Chairman and Chief Executive Officer, Aerogen, Inc.	2200 Mission College Blvd. Santa Clara, CA 95054-1549	U.S.A

John L. Thornton	Professor and Director of Global Leadership Tsinghua University in Beijing	375 Park Avenue, Suite 1002 New York, NY 10152	U.S.A

David B. Yoffie	Max and Doris Starr Professor of International Business Administration, Harvard Business School	Harvard Business School Morgan Hall 215, Soldiers Field Park Rd. Boston, MA 02163	U.S.A

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1

Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC is incorporated by reference from Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

2

Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation, Intel Capital Corporation and Intel Capital (Cayman) Corporation is incorporated by reference from Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

3

Voting Agreement, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., Intel Corporation and Eagle River Holdings LLC is incorporated by reference from Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed on May 7, 2008.

4

Voting Agreement made and entered into as of August 29, 2006 by and among Clearwire Corporation, Intel Pacific, Inc., Intel Capital Corporation and Eagle River Holdings, LLC is incorporated by reference from Exhibit 9.1 of Clearwire Corporation’s Amendment No. 1 to Form S-1 filed on January 8, 2007.

5

Investor Rights Agreement dated as of August 29, 2006 by and among Clearwire Corporation, Intel Pacific, Inc. and Motorola, Inc. is incorporated by reference from Exhibit 4.6 of Clearwire Corporation’s Amendment No. 5 to Form S-1 filed on March 7, 2007.

(Continued on following pages)

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